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POWELL GOLDSTEIN LLP
1201 WEST PEACHTREE STREET, N.W., 14TH FLOOR.
ATLANTA, GEORGIA 30309
(404) 572-6600

November 24, 2008

Via Edgar

Division of Corporation Finance
Securities and Exchange Commission
One Station Place, 100 F Street, NE
Washington, D.C. 20549-3628

Attn: Matt McNair – Mail Stop 4561

Re:         SouthCrest Financial Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 18, 2008
File No 000-51287

Ladies and Gentlemen:

On behalf of our client, SouthCrest Financial Group, Inc. (the “Company”), we are responding to the comments received from your office by letter dated November 20, 2008 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A.  We have restated and responded to each of your comments below.  Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A.  All page references (excluding those in the headings and the Staff’s comments) refer to pages of the marked courtesy copy of Amendment No. 1 to the Schedule 14A, which is being filed concurrently and reflects the Company’s responses to your comments.

1.  Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

Securities and Exchange Commission
Division of Corporation Finance
November 24, 2008

Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a textual discussion of the pro forma effect rather than pro forma financial statements.

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:

w	how the application of the proceeds of the transaction may potentially effect your net interest margin;
w	how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and
w	how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements. you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted in the following paragraph.

In preparing pro forma financial statements, discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. State, if true, that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. Describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders' equity and your capital ratios.

Securities and Exchange Commission
Division of Corporation Finance
November 24, 2008

We have included pro forma financial information and relevant discussion within the section titled “Pro Forma Financial Information,” beginning on page 8.

2.  Please discuss how your participation in the Capital Purchase Program may:

a.           impact the holders of any outstanding senior classes of your securities;

At this time, the Company does not have any outstanding senior classes of securities.

b.          impact the rights of your existing common shareholders; and

We have added the requested discussion at the last paragraph on page 7.

c.          dilute the interests of your existing common shareholders.

We have added the requested discussion at the first paragraph on page 8.

3.  Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

We have added the requested disclosure at the fourth paragraph on page 8.

*                      *                      *                      *                      *

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporation Finance
November 24, 2008

We have attached the requested statement as Exhibit A to this letter.

Thank you for your consideration of our responses to your comments.  If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6808.  My fax number is (404) 572-6999.

Very truly yours,

/s/ Kenneth M. Achenbach

Kenneth M. Achenbach
For Powell Goldstein LLP

Enclosures
5310012_3.DOC

cc:	Mr. Doug Hertha
Robert D. Klingler, Esq.

Securities and Exchange Commission
Division of Corporation Finance
November 24, 2008

EXHIBIT A

The undersigned hereby acknowledges and confirms that:

•
the Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”) addressed in the letter to the Commission to which this statement is attached;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 24th day of November, 2008.

SOUTHCREST FINANCIAL GROUP, INC.

By:	/s/ Douglas J. Hertha
Douglas J. Hertha
Chief Financial Officer